Ceres Managed Futures LLC
55 East 59th Street — 10th Floor
New York, New York 10022
June 7, 2010
Mail Stop 3010
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
     Attn: Ms. Karen J. Garnett
               Assistant Director

Re:	Tactical Diversified Futures Fund L.P. (the “Partnership”) Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”) File No. 000-50718
Ladies and Gentlemen:
Pursuant to your comment letter dated May 25, 2010, the Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership’s 2009 Form 10-K; and

•	the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please feel free to call the undersigned at (212) 559-5046 with any questions.
Very truly yours,
/s/ Jennifer Magro
Jennifer Magro
Chief Financial Officer

cc:	Rita M. Molesworth Gabriel Acri